EXHIBIT 11.1
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of (loss) per share

	Six Months Ended
	July 31, 2011	July 31, 2010

Net (loss)	$(287,714)	$(1,252,324)

Average shares outstanding	9,847,348	9,460,911
Stock options & purchase plan:
Total options & purchase plan shares	—	—
Assumed treasury stock buyback	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,847,348	9,460,911

Basic net ( loss ) per share of common stock	$(0.03)	$(0.13)

Diluted net ( loss ) per share of common stock	$(0.03)	$(0.13)